SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the agenda of the Annual General and Special Shareholders’ Meeting to be held on October 22, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores on October 5, 2004.

CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA Registered with the Public Register of Commerce on 19/02/37 under Nº26, Page 2 of Book 45, National By-laws calls the Annual General and Special Meeting of Shareholders to be held on October 22, 2004 at 10:30 a.m. outside the company’s corporate domicile at Bolivar 108, 1st Floor, City of Buenos Aires, for the purpose of discussing the following agenda:

1. Appointment of two shareholders to approve and subscribe the Minutes of the meeting.-

2. Consideration of the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2004.

3. Consideration of the performance of duties by the Board of Directors.-

4. Consideration of the performance of duties by the Statutory Audit Committee.-

5. Consideration of treatment and allocation of loss and profits for FY ended June 30, 2004 yielding a profit of $32,103,022.-

6. Consideration of the acts of the Board of Directors as regards tax on personal assets of shareholders, in its capacity as substitute taxpayer.-

7. Consideration of Board of Directors and supervisory committee compensation for fiscal year ended June 30, 2004 amounting to $2,383,135.- (total compensation), in excess of $739,085.- over the five percent (5%) profit limit set forth in section 261 of Law No. 19 550 and the Regulations of the Securities and Exchange Commission - Comisión Nacional de Valores, considering the proposal not to distribute dividends.

8. Consideration of the Audit Committee’s compensation for the FY ended June 30, 2004.-

9. Determination of the number and election of Regular and Alternate Directors, if applicable. Consideration of the resignation submitted by Mr. M.M. Mindlin.-

10. Appointment of Regular and Alternate Members of the Statutory Audit Committee.-

11. Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-

12. Report on the execution of a contract for the exchange of corporate services.-

13. Report on the creation of the Auditing Committee.-

14. Consideration of the creation of a Global Program for the Issue of Simple Corporate Bonds, Not Convertible into Shares, with special, ordinary or floating guarantee, or guaranteed by third parties, and for a maximum outstanding amount of up to US$30,000,000 (Thirty million US dollars) or its equivalent in any currency, pursuant to the provisions set forth in Law No. 23 576 (“Corporate Bonds Law [ley de obligaciones negociables]”) as amended and updated (the “Program”).

15. Consideration of (i) delegation in the Board of Directors, pursuant to applicable laws, of the powers to obtain from the Securities and Exchange Commission (“CNV”) the necessary authorization for the creation of the program and of the corporate bonds to be issued within such program (the “corporate bonds - obligaciones negociables”), and to negotiate, accept, determine and establish all the conditions applicable to the program and to the corporate bonds which are not expressly determined by the meeting of shareholder, including, without limitations, the amount (within the maximum amount stated by the meeting of shareholders), time of issuance, term, price, method of placement and conditions of payment, request for authorization for public offering in Argentina and/or abroad, negotiation in Argentine markets and/or foreign markets, interest rate, that they be issued in one or several classes and/or series, that they quote or not in stock markets and/or over-the-counter markets in Argentina and/or abroad, and to establish any other condition as the Board of Directors may deem suitable and (ii) the authorization granted to the Board of Directors to sub- delegate in one or more directors and/or managers of the company the exercise of the powers referred to in paragraph (i) above and the execution of all the proceedings required for such purpose.-

Note: The Company’s Record of Book-entry Shares is kept by Caja de Valores S.A. (CVSA),

domiciled at 25 de Mayo 362, City of Buenos Aires. Consequently, shareholders are required, for the purpose of attending the Meeting, to obtain a certificate of the book-entry shares account issued by CVSA and submit it for filing at the registered office located at Moreno 877, floor 23, City of Buenos Aires from 10 a.m. to 5 p.m. by October 18, 2004. The necessary authorization for admission to the Meeting shall be delivered to depositing shareholders. For consideration of paragraphs 6), 12) and 13) the Meeting shall be deemed Special, therefore, a quorum of 60% shall be required. The II Vice-president was elected according to Minutes of Meeting held on 10-31-03 and of allocation of offices N°1102 on 11-11-03.- The board of directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 5, 2004